Exhibit (d)(21)

Perfect Corp.

Director Equity Incentive Plan

Table of Contents

Article I.	Purposes and Definitions	3

Section 1.01	Purposes of this Plan; Structure	3
Section 1.02	Definitions	3

Article II.	Stock Subject to This Plan; Administration	4

Section 2.01	Stock Subject to this Plan	4
Section 2.02	Administration of this Plan	5
Section 2.03	Eligibility	6

Article III.	Awards	6

Section 3.01	Restricted Stock Awards	6
Section 3.02	Restricted Stock Units	7
Section 3.03	Form of Award Agreements	8
Section 3.04	Other Stock-Based or Cash-Based Awards	8

Article IV.	Additional Provisions Applicable to This Plan and Awards	8

Exhibits

Exhibit A	Form of Award Agreement for Restricted Stock Awards
Exhibit B	Form of Award Agreement for Restricted Stock Units

Perfect Corp.

Director Equity Incentive Plan

Article I.      Purposes and Definitions

Section 1.01      Purposes of this Plan; Structure

(1)	The purposes of this Plan are to (i) attract, retain, motivate and provide incentives to Directors, (ii) promote the success of the Company’s business, (iii) align the interests of Directors with the Company’s stockholders, and (iv) promote ownership of the Company’s equity.

(2)	This Plan permits the grant of Restricted Stock Awards, Restricted Stock Units and other stock-based awards (including, without limitation, the grant or offer for sale of unrestricted Shares) that the Administrator determines to be consistent with the purposes of the Plan and the interests of the Company.

Section 1.02      Definitions

As used herein, the following definitions will apply:

(a)	“Administrator” means the Board, the CEO or any other executive officer(s) of the Company designated by the Board to administer this Plan in accordance with Section 2.02.

(b)	“Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with such person.

(c)	“Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to requirements under U.S. federal securities laws, the Code, rules of any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under this Plan.

(d)	“Award” means, individually or collectively, a grant under this Plan of Restricted Stock Award(s), Restricted Stock Unit(s) or other stock-based or cash-based awards.

(e)	“Award Agreement” means a written agreement setting forth the terms and provisions applicable to each Award granted under this Plan, which Award Agreement shall be subject to the terms and conditions of this Plan.

(f)	“Board” means the board of directors of the Company.

(g)	“CEO” means the chief executive officer of the Company.

(h)	“Change in Control” means any of the following: (i) a transfer of all or substantially all of the Company’s assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, except for a transaction in which holders of the outstanding voting securities of the Company immediately prior to such merger, consolidation or other capital reorganization hold, in the aggregate, securities possessing more than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the surviving entity immediately after such merger or consolidation, or (iii) the consummation of a transaction, or series of related transactions, in which any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity, becomes the beneficial owner of all or substantially all of the Company’s then outstanding capital stock.

(i)	“Code” means the Internal Revenue Code of 1986, as amended, and reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(j)	“Company” means Perfect Corp., a Cayman Islands exempted company with limited liability.

(k)	“Director” means a director of the Company.

(l)	“Dividend Equivalent Rights” means the rights of a Participant, granted at the discretion of the Administrator or as otherwise provided by this Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one Share for each Share represented by an Award held by such Participant.

(m)	“Participant” means the holder of an Award.

(n)	“Period of Restriction” means the period during which the transfer of Shares subject to Restricted Stock Awards are subject to restrictions. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(o)	“Plan” means this Director Equity Incentive Plan.

(p)	“Restricted Stock Award” means an Award of Share(s) granted pursuant to the terms and conditions of Section 3.01.

(q)	“Restricted Stock Unit” means a bookkeeping entry representing an amount equal to one Share granted pursuant to the terms and conditions of Section 3.02.

(r)	“Securities Act” means the Securities Act of 1933, as amended.

(s)	“Shares” means Class A ordinary shares of the Company, par value $0.10 per share.

Article II.      Stock Subject to This Plan; Administration

Section 2.01      Stock Subject to this Plan.

(a)	Subject to the provisions of and Section 4.03, the maximum aggregate number of Shares that may be subject to Awards and issued under this Plan is 1,000,000 Shares. The Shares issuable under the Plan may be authorized but unissued, or reacquired Shares, including Shares repurchased by the Company on the open market or otherwise.

(b)	If an Award is forfeited to or repurchased by the Company due to the failure to vest, expiration or being settled for cash (in whole or in part), the forfeited, repurchased expired or cash settled Shares which were subject thereto will become available for future grant or sale under this Plan (unless this Plan has terminated). Shares that have actually been issued under this Plan under any Award will not be returned to this Plan and will not become available for future distribution under this Plan.

Section 2.02      Administration of this Plan.

(a)	The Administrator. This Plan shall be subject to the administration by the Administrator, and such Administrator’s decision shall be final and binding on all parties.

(b)	Powers of the Administrator. Subject to the provisions of this Plan, the Administrator will have the authority, in its discretion to:

i)	select the Directors to whom Awards may be granted hereunder and grant, or recommend to the Board for approval to grant, Awards;

ii)	determine the number of Shares to be covered by each Award granted hereunder;

iii)	approve forms of Award Agreements for use under this Plan;

iv)	determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder, with such terms and conditions including, but not being limited to, any vesting acceleration, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

v)	construe and interpret the terms of this Plan and Awards granted pursuant to this Plan;

vi)	correct any defect, supply any omission or reconcile any inconsistency in this Plan or any Award Agreement and to make all other determinations and take such other actions with respect to this Plan or any Award as the Administrator may deem advisable to the extent not inconsistent with the provisions of this Plan or applicable law;

vii)	exercise all of the powers granted to it under the Plan, prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing the Administrator’s own operations, and make all other determinations deemed necessary or advisable for administering this Plan;

viii)	amend any outstanding Award Agreement in any respect including, without limitation, to

(1) accelerate the time or times at which the Award becomes vested, unrestricted or may be exercised (and, in connection with such acceleration, the Administrator may provide that any Shares acquired pursuant to such Award will be restricted shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Participant’s underlying Award),

(2) accelerate the time or times at which Shares are delivered under the Award (and, without limitation on the Administrator’s rights, in connection with such acceleration, the Administrator may provide that any Shares delivered pursuant to such Award will be restricted shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Participant’s underlying Award),

(3) waive or amend any goals, restrictions, vesting provisions or conditions set forth in such Award Agreement, or impose new goals, restrictions, vesting provisions and conditions, and

(4) reflect a change in the Participant’s circumstances (e.g., a change in position, duties or responsibilities); and

ix)	determine at any time whether, to what extent and under what circumstances and method or methods

(1) Awards may be

(A) settled in cash, Shares, other securities, other Awards or other property (in which event, the Administrator may specify what other effects such settlement will have on the Participant’s Award, including the effect on any repayment provisions under the Plan or Award Agreement),

(B) exercised, or

(C) canceled, forfeited or suspended,

(2) Shares, other securities, other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Participant thereof or of the Administrator, and

(3) Awards may be settled by the Company or any of its Affiliates or any of their designees.

(c)	Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

Section 2.03      Eligibility. Awards may be granted to Directors.

Article III.      Awards

Section 3.01      Restricted Stock Awards.

(a)	Grant of Restricted Stock Awards. Subject to the terms and provisions of this Plan, the Administrator, at any time and from time to time, may grant Restricted Stock Awards to Directors in such amounts as the Administrator, in its sole discretion, will determine.

(b)	Restricted Stock Award Agreement. Each Restricted Stock Award will be evidenced by an Award Agreement that will specify the Period of Restriction (if any), the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares subject to Restricted Stock Awards until the restrictions on such Shares have lapsed.

(c)	Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Restricted Stock Awards as it may deem advisable or appropriate.

(d)	Removal of Restrictions. Except as otherwise provided in this Section 3.01, Shares subject to Restricted Stock Awards granted under this Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(e)	Voting Rights. During the Period of Restriction, Directors holding Shares subject to Restricted Stock Awards granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(f)	Dividends and Other Distributions. During the Period of Restriction, Directors holding Shares subject to Restricted Stock Awards will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares subject to Restricted Stock Awards with respect to which they were paid.

(g)	Return of Restricted Stock Award to Company. On the date set forth in the Award Agreement, the Restricted Stock Award for which restrictions have not lapsed will revert to the Company and again will become available for grant under this Plan.

Section 3.02      Restricted Stock Units.

(a)	Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under this Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units. A Participant who is granted a Restricted Stock Unit will have only the rights of a general unsecured creditor of the Company, until delivery of Shares, cash or other securities or property is made as specified in the applicable Award Agreement.

(b)	Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(c)	Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator or as set forth in the applicable Award Agreement. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)	Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units in cash, Shares, or a combination of both.

(e)	Voting Rights, Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to Shares represented by Restricted Stock Units until the date of the issuance of such Shares (as evidenced by the appropriate entry on the shareholder register of the Company). However, the Administrator, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on the Shares during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated.

(f)	Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

Section 3.03      Form of Award Agreements. A form of Award Agreement for a grant of Restricted Stock Awards is attached hereto as Exhibit A, and a form of Award Agreement for a grant of Restricted Stock Units is attached hereto as Exhibit B, provided that the Administrator shall have the discretion to modify such forms and to replace such forms with any other agreement as determined by the Administrator. In the event of a conflict between the terms of any Award Agreement and the provisions in the body of this Plan, the terms of the Award Agreement shall prevail.

Section 3.04      Other Stock-Based or Cash-Based Awards. The Administrator may grant other types of equity-based or equity-related awards (including, without limitation, the grant or offer for sale of unrestricted Shares) or cash-based Awards (including retainers and meeting-based fees and the grant or offer for sale of unrestricted Shares, performance share awards, performance units settled in cash) in such amounts and subject to such terms and conditions as the Administrator may determine. Such awards may entail the transfer of actual Shares to Directors, and may include awards designed to comply with or take advantage of the applicable local laws of certain jurisdictions.

Article IV.      Additional Provisions Applicable to This Plan and Awards

Section 4.01      Compliance With Code Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A, except as otherwise determined in the sole discretion of the Administrator. This Plan and each Award Agreement under this Plan is intended to meet the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Code Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A. If the Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Participant’s right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment and if the Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the Participant’s right to the dividend equivalents will be treated separately from the right to other amounts under the Award; in no event will the Company have any obligation under the terms of this Plan to reimburse a Participant for any taxes or other costs that may be imposed on Participant as a result of Section 409A.

Section 4.02      Limited Transferability of Awards; No Third-Party Beneficiaries. Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution. Notwithstanding the foregoing, the Administrator may permit, under such terms and conditions that it deems appropriate in its sole discretion, a Participant to transfer any Award to any person or entity that the Administrator so determines. Any sale, exchange, transfer, assignment, pledge, hypothecation, or other disposition in violation of the provisions of this Section 4.02 will be null and void and any Award which is hedged in any manner will immediately be forfeited. All of the terms and conditions of the Plan and the Award Agreements will be binding upon any permitted successors and assigns. Except as expressly provided in an Award Agreement, neither the Plan nor any Award Agreement will confer on any person other than the Company and the Participant of any Award any rights or remedies thereunder.

Section 4.03      Adjustments; Change in Control.

(a)	Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, share subdivision, share consolidation, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under this Plan, will adjust the number and class of shares of stock that may be delivered under this Plan and an Award, and the numerical Share limits of Section 2.01 and adjust the terms of any outstanding Awards (including, without limitation, the number of Shares covered by each outstanding Award, the type of property or securities to which the Award relates and the exercise or strike price of any Award), in such manner as it deems appropriate (including, without limitation, by payment of cash); provided that no such adjustment may be made if or to the extent that it would cause an outstanding Award to cease to be exempt from, or to fail to comply with, Code Section 409A.

(b)	Change in Control. In the event of a Change in Control, each outstanding Award will be treated as the Administrator determines without a Participant’s consent.

Section 4.04      Compliance with Securities Laws. The grant of Awards and the issuance of Shares pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Shares may then be listed. In addition, no Shares may be issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such issuance be in effect with respect to the shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act, including Regulation S thereunder or Section 4(a)(2) thereof. As a condition to issuance of any Shares, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

Section 4.05      Transfer or Assignment of Shares Delivered in respect of Awards. In the case of Restricted Stock Awards, after the issued Shares have vested, or in the case of Restricted Stock Units, after the vested Shares have been issued, the holder of such Shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such Shares provided that any such actions are in compliance with the provisions herein, the terms of applicable insider trading policy of the Company and applicable law.

Section 4.06      Tax Withholding. Participants will be solely responsible for any applicable taxes (including, without limitation, income and excise taxes) and penalties, and any interest that accrues thereon, that they incur in connection with the receipt or vesting of any Award. The Company shall have the right to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including social insurance), if any, required by law to be withheld by the Company or any of its Affiliates with respect to an Award or the Shares acquired pursuant thereto. The Company shall have no obligation to deliver Shares, to release Shares from an escrow established pursuant to an Award Agreement, or to make any payment in cash under this Plan until the Company or its Affiliates, as applicable, withholding obligations have been satisfied by the Participant.

Section 4.07      No Fractional Shares. Only whole Shares will be delivered under the Plan. Awards will, to the extent reasonably practicable, be aggregated in order to eliminate any fractional shares. Fractional shares may, in the discretion of the Administrator, be forfeited or be settled in cash or otherwise as the Administrator may determine.

Section 4.08      Non-Uniform Determinations.

(a)	The Administrator’s determinations under the Plan and Award Agreements need not be uniform and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Administrator will be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive Awards, (b) the terms and provisions of Awards and (c) whether a Participant’s directorship has been terminated for purposes of the Plan.

(b)	To the extent the Administrator deems it necessary, appropriate or desirable to comply with foreign law or practices and to further the purposes of the Plan, the Administrator may, in its sole discretion and without amending the Plan, establish special rules applicable to Awards to Participants who are foreign nationals and grant Awards (or amend existing Awards) in accordance with those rules.

Section 4.09      No Effect on Service. Neither this Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s service as a Director or create any obligation on behalf of the Board to nominate any Director for re-election to the Board by the Company’s shareholders, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company to terminate or alter the terms and conditions of such service at any time, with or without cause, to the extent permitted by Applicable Laws.

Section 4.10      Forfeiture Events.

(a)	All Awards under this Plan will be subject to recoupment under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws. In addition, the Administrator may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Administrator determines necessary or appropriate, including but not limited to a reacquisition right regarding previously acquired Shares or other cash or property.

(b)	Notwithstanding any other provision of this Plan, if the Participant is removed or terminated as a Director, or otherwise ceases to be a Director , then any Award which has not vested as of such time in accordance with its terms shall automatically be forfeited and cancelled and shall cease to vest, be exercisable or otherwise provide any benefit to Participant, provided that such provision may be amended in any Award Agreement.

(c)	The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of additional specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but will not be limited to, such Participant’s removal or termination as a Director, or otherwise ceasing to be a Director.

Section 4.11      Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

Section 4.12      Term of Plan. This Plan will become effective upon its adoption by the Board. The Plan will terminate on the day before the tenth (10th) anniversary of the Effective Date unless terminated earlier under Section 4.13, and provided further, that all Awards made under the Plan before its termination will remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

Section 4.13      Amendment and Termination of this Plan.

(a)	Amendment and Termination. The Administrator may at any time amend, alter, suspend or terminate this Plan.

(b)	Effect of Amendment or Termination. No amendment, alteration, suspension or termination of this Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of this Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under this Plan prior to the date of such termination.

Section 4.14      Beneficiary Designation. Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under this Plan to which the Participant is entitled in the event of such Participant’s death before he or she receives any or all of such benefit. Each designation shall be in a form prescribed by the Company, will revoke all prior designations by the same Participant, and will be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime. If a married Participant designates a beneficiary other than the Participant’s spouse, the effectiveness of such designation may be subject to the consent of the Participant’s spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant’s death, the Company will pay any remaining unpaid benefits to the Participant’s estate or legal representative.

Section 4.15      Severability. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of this Plan shall not in any way be affected or impaired thereby.

Section 4.16      No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company’s or any of its Affiliate’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company any of its Affiliates to take any action which such entity deems to be necessary or appropriate.

Section 4.17      Choice of Law; Dispute Resolution. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of this Plan and each Award Agreement shall be governed by the laws of the Cayman Islands, without regard to its conflict of law rules.

Any dispute, controversy, difference or claim arising out of or relating to this Plan, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitrations administered by the Chinese Arbitration Association, Taipei (“CAA”) under the Taiwanese Arbitration Act and the CAA Arbitration Rules.

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Exhibit A

Form of Restricted Stock Award Agreement

Exhibit B

Form of Restricted Stock Unit Award Agreement